Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1.	The name of the corporation is T3M Inc., and, if different, the name under which the corporation was originally incorporated, T3 Motion, Inc.

2.	The Registered Office of the corporation in the State of Delaware is located at 2140 South DuPont Highway, in the City of Camden, County of Kent, Zip Code 19934. The name of the Registered Agent at such address upon whom process against this Corporation may be served is Paracorp Incorporated.

3.	The date of filing of the Corporation’s original Certificate of Incorporation in Delaware was March 16, 2006.

4.	The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5.	The corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2014, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

6.	The effective date of this Certificate of Revival of Charter shall be March 8, 2017.

By:	/s/ Noel Cherowbrier
Authorized Officer

Name:	Noel Cherowbrier
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